Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Agilent Technologies World Trade, Inc.	Delaware
Dako Denmark A/S	Denmark
Dako A/S	Denmark
Agilent Technologies (Luxco) S.à.r.l.	Luxembourg
Agilent Technologies Luxembourg Holding S.à.r.l.	Luxembourg
Agilent Technologies Europe B.V.	Netherlands
Agilent Technologies Singapore (Holding) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies (Global) Pte Ltd.	Singapore
Agilent Technologies Rhone S.à.r.l.	Switzerland